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                          January 11, 2022

       Mark White
       Chief Executive Officer and President
       Touchpoint Group Holdings Inc.
       4300 Biscayne Blvd., Suite 203
       Miami, Florida 33137

                                                        Re: Touchpoint Group
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 6,
2022
                                                            File No. 333-262040

       Dear Mr. White:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6001 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing